Contact

www.linkedin.com/in/tazturner
(LinkedIn)

Top Skills

Venture Capital
Valuation
Financial Modeling

Thomas (Taz) Turner

Scaling Funds and Businesses to Drive Growth, Efficiency, and Returns
United States

Summary

Seasoned investor, advisor, and operator with deep expertise across public and private markets. Extensive hedge fund and private equity experience, with a track record of scaling funds and businesses to drive exceptional returns. Founded and led investment fund that invests across the full company lifecycle, from early-stage startups to global megacaps. Willing to take active roles in investments and have built companies from concept to public offering. Mission-driven and passionate about growing businesses and solving hard problems.

Experience

Southshore Capital Partners

Managing Partner
2009 - Present (17 years)
New York / North Carolina

Launched Southshore Capital Partners to invest across private and public markets, leveraging deep industry knowledge and a rigorous due diligence process. The fund uncovers high-conviction investment opportunities through a unique combination of public and private market insights, a robust network of management teams and industry experts, and relationships with investors across a multitude of asset classes and strategies. The fund is willing to take active positions in companies, including direct management or advisory roles, to accelerate growth and enhance fund returns.

T3 Research

Founder
2016 - Present (10 years)
New York / North Carolina

Founded T3 Research as a strategic consulting and analysis firm advising companies and investment firms on critical business and investment decisions. T3 provides expertise in operational strategy, M&A opportunities, capital raising, strategic partnerships, and one-time investment opportunities.

Engagements range from short-term advisory to long-term partnerships spanning multiple years. Clients include companies across technology, consumer, energy, and industrial markets, as well as hedge funds, private equity firms, and exchange-traded funds.

Statistically Simple

Founder

2021 - Present (5 years)

North Carolina / California

Created Statistically Simple initially to serve T3 Research clients seeking investment to execute operational growth plans and acquisitions. The firm provides consulting and marketing services that facilitate Regulation A and Regulation D 506(c) financings for clients in all stages of growth and across a variety of industries, giving businesses access to substantial capital from a broad investor base at attractive valuations. Statistically Simple has enabled clients to reach millions of potential investors through targeted campaigns, securing critical funding while building a long-term investor base that can be leveraged for future growth opportunities.

Cambria ETF Trust

Board Member

2023 - Present (3 years)

Los Angeles, California

Invited to join the Board of Cambria ETF Trust by the CEO during a period of rapid growth. The board ensures Cambria's ETFs are managed in the best interest of shareholders and in alignment with stated objectives. Cambria Investment Management is an SEC-registered investment advisor specializing in quantitative asset management and alternative investments, with a mission to generate above-average absolute returns while maintaining low correlation to traditional assets and manageable risk.

X3Fintech

Founder

2025 - Present (1 year)

Joined a small group of colleagues to create a financial technology platform aimed at simplifying investments in private companies, with a focus on enhancing liquidity and accessibility for investors.

Pop Venture

Chief Investment Officer

March 2026 - Present (8 months)

Joined the CEO to launch Pop Venture with a focus of democratizing private company investments.

CordovaCann Corp.
CEO & Board Member
2017 - Present (9 years)
Toronto, Ontario

Started CordovaCann after a series of successful investments in the early days of Canada's legal cannabis industry. I determined that most companies in the industry were structured inappropriately and were pursuing growth strategies that were flawed, unprofitable, and not sustainable. Built the company from concept to a publicly traded entity focused on retail operations. CordovaCann employs an organic growth and M&A strategy to expand its retail footprint while generating industry-leading returns on capital. Today, the company has grown into a leading retailer in Canada, operating 11 stores with over 80 employees.

Tala Investments
Senior Analyst
2008 - 2009 (1 year)
New York, New York

Worked alongside the General Partner to generate investment ideas and conduct due diligence on potential and existing portfolio investments.
Tala Investments specialized in fundamental analysis of global debt and equity securities. Responsibilities included assessing company operations, forecasting financial performance, engaging with competitors, customers, suppliers, and investors, analyzing capital structures and financial statements, and building operating models, liquidation analyses, and asset assessments to determine intrinsic value.

Trafelet Delta Funds
Partner
2004 - 2007 (3 years)
New York, New York

Hired to lead investments within the technology, internet, media, and telecom sectors. Trafelet Delta Funds was a hedge fund specializing in the fundamental analysis of global equities. Successfully built and managed a high-performing segment of the firm's portfolio, consistently delivering strong returns on both the long and short books. Greatly outperformed indexes while significantly reducing market exposure. Conducted extensive due diligence on

current and prospective investments, engaging in over 200 meetings and 500 calls annually to assess company dynamics and identify catalysts. Promoted to Partner after just one year and played a key role in scaling the fund's AUM by more than 10x in three years.

ABS Capital Partners
Associate
2000 - 2004 (4 years)

Baltimore, Maryland

Recruited as an Analyst and promoted to Associate within one year at ABS Capital Partners, a private equity firm specializing in growth capital. Focused on investments in technology, internet, and telecom companies, conducting in-depth due diligence, financial modeling, and investment analysis. Played a key role in evaluating opportunities and presenting investment theses to the partnership. Notable investments included SBA Communications, Neustar, Octave Communications, and Captivate Inc.

Morgan Stanley
Investment Banking Intern
1999 - 1999 (less than a year)

New York, New York

Interned in the Investment Banking Division at Morgan Stanley in the Insurance Group. Received a full-time Analyst offer upon completion of the internship.

Education

University of Virginia
BS, Commerce / Mathematics · (1996 - 2000)